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Minority-ownedBlack-owned
Black Apron

Food Service

Raleigh, NC
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Black Apron is seeking investment to fund our next phase of development and expand our business offerings. Our goal is to raise funds to finance the construction of the mobile food vending unit. This will go to the refurbishing of the unit, the purchase of commercial kitchen equipment, and other necessary start-up costs.
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OUR STORY

Black Apron LLC is a culinary powerhouse founded in 2018 by Head Chef/Founder Caleb Parker that facilitates multiple food pop-ups and offers a variety of culinary services for clients throughout North Carolina and beyond.

We aim to foster change in food sustainability to create a community of food enthusiasts.
No matter the background we will provide access to nutritious and delicious food.
We provide unique experiences of bringing people together to engage in communal fellowship.
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INTENDED USE OF FUNDS

The exponential growth that we have experienced in the past two years has offered Black Apron the opportunity to take our production and output to the next level. We're now looking to expand our company's offerings by building a mobile food vending unit that will assist with our catering operations while also functioning as a food truck "Eat Up: Elevated Street Food".

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OUR PRODUCTS AND SERVICES
Catering: The fuel to our powerhouse is providing high-quality food and excellent service to enhance any event's experience. From cocktail hours to plated dinners our catering departmetn will ensure that your special moment comes with a flavorful touch.
Pop-Ups: The Birdhouse | ENC Smokehouse | NYB Brunch
Private Dining: BLCK Table - an elevated fine dining experience for the more intimate gatherings featuring exquisitely curated menus by Chef Caleb Parker and executive service.
Meal Prep: The Eat Right, Get Right Program: For the on-the-go individual who believes that health is wealth we offer the Greens+Grains meal prep services as part of the "Eat Right, Get Right" Program. Greens+Grains offers health and delicious food to our meal prep clients.
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5
Years in Operation
3,500
Social Media Followers
6
Employees
10,000
Customers Fed
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THE TEAM

Caleb Parker

Head Chef/ Founder

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This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Mobile Unit Kitchen Construction $41,013

Permits and Licensing $1,500

Equipment and Supplies $3,000

Marketing and Promotions $1,112

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$80,028	$88,030	$94,192	$98,901	$101,868
Cost of Goods Sold	$14,002	$15,402	$16,480	$17,303	$17,822
Gross Profit	$66,026	$72,628	$77,712	$81,598	$84,046

EXPENSES

Rent	$8,400	$8,610	$8,825	$9,045	$9,271
Salaries	$6,000	$6,599	$7,060	$7,412	$7,634
Insurance	$480	$492	$504	$516	$528
Operating Profit	$51,146	$56,927	$61,323	$64,625	$66,613

This information is provided by Black Apron. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

2023 Balance Sheet

2023 Income Statement

Black Apron.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $70,000

Amount Invested $0

Investors 0

Investment Round Ends March 15th, 2024

Summary of Terms

Legal Business Name Black Apron, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 6%-8.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Historical milestones

Black Apron, LLC has been operating since April, 2021 and has since achieved the following milestones:

Opened location in Raleigh, NC

Achieved revenue of $12,001 in 2022, which then grew to $21,213 in 2023.

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Black Apron, LLC forecasts the following milestones:

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Black Apron, LLC's fundraising. However, Black Apron, LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Black Apron, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Black Apron, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Black Apron, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Black Apron, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Black Apron, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Black Apron, LLC's management or vote on and/or influence any managerial decisions regarding Black Apron, LLC. Furthermore, if the founders or other key personnel of Black Apron, LLC were to leave Black Apron, LLC or become unable to work, Black Apron, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Black Apron, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Black Apron, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Black Apron, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Black Apron, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Black Apron, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Black Apron, LLC's financial performance or ability to continue to operate. In the event Black Apron, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Black Apron, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Black Apron, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Black Apron, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Black Apron, LLC will carry some insurance, Black Apron, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Black Apron, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Black Apron, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Black Apron, LLC's management will coincide: you both want Black Apron, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Black Apron, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Black Apron, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Black Apron, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Black Apron, LLC or management), which is responsible for monitoring Black Apron, LLC's compliance with the law. Black Apron, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Black Apron, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Black Apron, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Black Apron, LLC, and the revenue of Black Apron, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Black Apron, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Black Apron. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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